EXHIBIT 99.2

                                PREMIER FOODS PLC
                    SECOND QUARTER RESULTS TO 28TH JUNE 2003
                                  (UNAUDITED)

LONDON, 14TH AUGUST: Premier Foods today announces second quarter results with continuing net sales of (pound)215.0m and continuing operating profit before exceptional items of (pound)17.8m. This reflects a decrease in continuing net sales of 2.5%, but an increase in operating profit before exceptionals of 1.1%. For the six months to 28 June 2003, continuing net sales were (pound)432.5m, a decrease of 0.6%, and continuing operating profit before exceptional items was (pound)32.6m, an increase of 5.8%.

Continuing EBITDA for the second quarter was (pound)24.7m, which is up by 8.3% over the comparable period last year, and the EBITDA margin for the business has increased from 10.3% to 11.5% during the quarter. For the six months to 28 June 2003, continuing EBITDA at (pound)46.2m was (pound)5.1m, or 12.4% ahead of the first half of 2002 on sales 0.6% lower. The growth in continuing EBITDA for the first half was due to the inclusion of the Nestle business with the like for like grocery business broadly flat and MBM behind last year. Having reached the anniversary of the acquisition of the Nestle business, future releases will report the group's results on a full like for like basis.

The decline in the MBM potato business reported in the first quarter continued to the half year. This was the result of significant, around 15%, price deflation in the market, and a subsequent tightening of margins. We expect to see some recovery in this position over the latter half of the year.

The like for like grocery business has been static in the second quarter reflecting tough UK trading conditions, particularly in June when the hot spell began to impact on ambient grocery sales. Compensating for this was an improved performance from our European businesses.

TRADING REVIEW

Sales for the business declined by 2.5% to (pound)215.0m with total branded sales up by 9.5% over the second quarter. Like for like branded sales, i.e. excluding sales of those brands acquired from Nestle, were in line with last year, with own label sales declining in line with our expectations. Sales for the six months to 28th June 2003 was in line with last year.

Sales in our chocolate beverages business declined by 8.5%, to (pound)15.2m, in the second quarter, with trading in line with the market. Increased raw material prices, principally cocoa, has affected profitability and will continue to do so over the second half of the year although the position is expected to improve in early 2004. Sales in our tea business declined by (pound)5.1m to (pound)19.5m in the second quarter, reflecting the ongoing impact of contract losses on own label sales. Typhoo continued to perform in line with the same period last year.

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PREMIER FOODS PLC
FIRST QUARTER RESULTS TO 28TH JUNE 2003

The reduction in own label sales was mitigated by a successful promotional programme on Typhoo, leading to significantly improved margins. So, despite contract losses, our tea business enjoyed profit growth.

Trading in our canned foods, pickles and sauces business for the second quarter remained in line with last year. Turnover at (pound)91.6m was up (pound)0.5m. Sales in the canning sector saw deceases in the beans and pasta categories, where the market was down almost 4% for the quarter. Our Loyd Grossman range of cooking sauces continued to perform well with sales of (pound)4.7m for the second quarter, an increase of (pound)1m on the same period last year. Investment behind this brand returned to more normal levels compared with the first quarter marketing campaign.

The launch of Hartley's Best in the spreads sector continues to progress, although sales for the second quarter are slightly behind last year. This is in line with our revised promotional strategy, pushing for value not volume, with reduced promotional spend. This approach along with continued improvements in manufacturing has resulted in improved margins in this business.

Operating profits before exceptional items at (pound)17.8m for the second quarter, were slightly ahead of last year. Excluding the Nestle acquisition, operating profits before exceptional items declined by (pound)1.2m to (pound)14.9m in the quarter. The operating exceptional loss reflects the (pound)5.9m provision made for the closure of our Hadfield site. The non-operating exceptional profit of (pound)2.1m is profit on the sale of surplus land at our Histon site.

Robert Schofield, Premier Foods' Chief Executive, said:

"Our performance in the second quarter has been hit substantially by the hot weather which began in June and has continued through July and August. We have strong plans for the September to Christmas period which we believe will leave the business in a very good competitive position by the end of the year."



THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATMENTS THAT ARE SUBJECT TO KNOWN AND UNKOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE RISK FACTORS IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F AND OTHER FILINGS WITH THE U.S. SECURITES AND EXCHANGE COMMISSION.

"EBITDA", A NON-STATUTORY MEASURE OF OPERATING PERFORMANCE AND CASH GENERATION, IS DEFINED HEREIN, IN RESPECT OF ANY PERIOD, AS THE CONSOLIDATED OPERATING PROFITS BUT BEFORE: OPERATING, NON-OPERATING AND EXCEPTIONAL ITEMS; THE AMORTISATION OF GOODWILL AND OTHER INTANGIBLE ASSETS; DEPRECIATION; NET INTEREST CHARGES AND ONY OTHER NON-CASH INCOME AND NON-CASH CHARGES. EBITDA MARGIN IS EBITDA STATED AS A PROPORTION OF NET SALES.

ENQUIRIES:
----------
Paul Thomas
Finance Director
+44-(0)-1727 815850